April 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne McConnell
Kevin Stertzel

Re:	Re: AMMO, INC.
Form 10-Q for the period ended December 31, 2022
Filed February 14, 2023
Form 8-K
Filed February 14, 2023
File No. 001-13101
Response Dated March 3, 2023

Ladies and Gentlemen:

By letter dated March 17, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided AMMO, Inc. (“AMMO,” the “Company,” “we,” “us” or “our”) with its comments to the Company’s: (i) Form 10-Q for the Quarterly Period Ended December 31, 2022 filed on February 14, 2023 and (ii) Form 8-K filed on February 14, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-Q for the period ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 26

1.	We note your responses to prior comments 1 and 2, including the revisions to the non- GAAP financial measure you identify as Adjusted EBITDA. We note the revised measure appears to include an adjustment for the tax effect of other non-GAAP adjustments. Since Adjusted EBITDA is a pre-tax non-GAAP performance measure, it is not clear why it is appropriate to include an adjustment for the tax effect of other non- GAAP adjustments. Please more fully explain the updated measure or revise it. This comment is also applicable to the presentation of Adjusted EBITDA in the earnings release you filed under Form 8-K on February 14, 2023.

RESPONSE: The Company acknowledges your comment regarding the inclusion of the tax effect in our Adjusted EBITDA measure. The Company will modify its Adjusted EBITDA measure in future filings and earnings releases to remove the adjustment for the tax effect of other non-GAAP adjustments.

Form 8-K filed on February 14, 2023

Exhibit 99.1

Non-GAAP Financial Measures, page 8

2.	We note your responses to prior comments 1 and 2, including the revisions to the non- GAAP financial measures you identify as Adjusted EBITDA, Adjusted Net Income, and Adjusted Earnings Per Share. We note in addition to presenting updated non-GAAP financial measures, you continue to present historical non-GAAP financial measures based on how each measure was previously calculated. It appears to us your current presentation is not appropriate and confusing. As our prior comments indicated, your historical non-GAAP financial measures did not comply with Item 10(e) of Regulation S- K and the related CD&Is. We believe non-GAAP financial measures should be consistently presented for each period presented and, if applicable, you should disclose and discuss any changes in how measures are calculated relative to historical measures; however, we do not believe continuing to present inappropriate historical measures is appropriate. Please more fully explain your current presentation or revise it to eliminate historical non-GAAP financial measures.

RESPONSE: The Company acknowledges your comment regarding the presentation of historical measures. The Company’s intention in presenting these measures with the previous calculation was to allow the reader to see the difference in calculations considering the change was made in an interim reporting period. The Company, however, did not plan on reporting and will not report the historical calculation in future filings.

3.	We note your response to prior comment 1, including the revisions to the non-GAAP financial measures you identify as Adjusted Net Income and Adjusted Earnings Per Share and the revised disclosure that tax effects are computed at statutory rates; however, it is not clear how the tax effects are actually determined. For example, based on the magnitude of the non-GAAP adjustments to Adjusted Net Income and Adjusted Earnings Per share during the three months ended December 31, 2021 and the nine months ended December 31, 2021, it is not clear why the tax effects are essentially the same in both periods. Please explain or revise.

RESPONSE: The Company will revise its measure in future filings to clearly demonstrate how the tax effects are determined. The Company removed its valuation allowance during the three months ended December 31, 2021, which resulted in similar tax effects for each of the three and nine months ended December 31, 2021. The Company removed the full valuation allowance of the deferred tax asset after consideration of all of the information available and due to the significant income generated in each of the three and nine months ended December 31, 2021, there was no longer substantial doubt related to the Company’s ability to utilize its deferred tax assets. Accordingly, the impact of the tax effect of the valuation allowance removal were realized in both the three months and nine months ended December 31, 2021.

Thank you for your assistance in reviewing these filings.

Very truly yours,

AMMO, Inc.

/s/ Robert D. Wiley
Robert D. Wiley
Chief Financial Officer